                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  September 26, 2002

                        Net Serviços de Comunicação S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Net Serviços de Comunicação S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira
      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: September 26, 2002

     This release contains forward-looking  statements relating to the prospects of the  business,  estimates for  operating  and  financial  results,  and those
related  to  growth   prospects  of Net Serviços de Comunicação are  merely
projections  and, as such,  are based  exclusively  on the  expectations  of Net
Serviços de Comunicação management concerning the future of the business and our continued  access to capital to fund our  business  plan.  Such  forward-looking statements depend,  substantially,  on changes in market conditions,  government regulations,  competitive  pressures,  the performance of the Brazilian economy, the industry  and that of the  international  markets and other risks  disclosed herein and in our filed  disclosure  documents  and are,  therefore,  subject to change without prior notice.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Tax ID (CNPJ) Nº 00.108.786/0001-65

NIRE Nº 35.300.177.240

PUBLIC COMPANY

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON SEPTEMBER 25, 2002.

1. VENUE, TIME AND DATE: At the Company headquarters, located at 1356 Verbo Divino Street, 1st floor, Sao Paulo, SP, at 14h00 (Brazilian time) on September 25, 2002.

2. ATTENDANCE: The members of the Board of Directors, whose signatures are below in these minutes, were present.

3. MEETING BOARD: Roberto Irineu Marinho, Chairman, and Romulo de Mello Dias, Secretary.

4. AGENDA: To deliberate about the confirmation of the total subscription of the capital increase of the Company, as approved in the Board of Directors’ meeting held on August 19, 2002, as well as to deliberate about the confirmation of the partial subscription of shares related to the additional amount of the capital increase aforementioned, as approved on the item 5.(c) of the minutes of Board of Directors Meeting held on August 19, 2002.

5. DELIBERATIONS: The attending members of the Board of Directors have decided, unanimously, to approve the confirmation of the total subscription of the Company’s capital increase totaling R$ 532,478,758.00 (Five hundred and thirty-two million, four hundred and seventy-eight thousand and seven hundred and fifty-eight Reais), through (i) a private subscription issue of 276,082,012 common shares and 484,601,928 preferred share, all of them being nominatives and without nominal value, at an issue price of R$ 0,70 (seventy cents – Brazilian Real) per common and preferred shares, as approved on the item 5.(b) of the minutes of the Board of Directors Meeting held on August 19, 2002, and (ii) the private subscription issue, within the limits of the additional amount of the capital increase, as approved on the item 5.(c) Board of Directors Meeting held on August 19, 2002, of 187 common shares and 35,895,716 preferred shares, all of them being nominatives and without nominal value at an issue price of R$ 0,70 (seventy cents – Brazilian Real) per common and preferred shares, thus increasing the Company’s capital from R$ 2,191,044,910.01 (Two billion, one hundred and ninety-one million, forty-four thousand, nine hundred and ten Reais and one cent), comprised of 552,289,144 common shares and 679,986,543 preferred shares, to R$ 2,748,650,800.11 (Two billion, seven hundred and forty-eight million, six hundred and fifty thousand, eight hundred Reais and eleven cents), comprised of 828,371,343 common shares and 1,200,484,187 preferred shares, all of them being nominatives and without nominal value.

6. CLOSING: Having no further issues, the meeting was closed and these minutes were drawn up and later read and approved by the attending Board of Directors' members and signed by all. Sao Paulo, September 25, 2002. Signatures: Roberto Irineu Marinho - Chairman; Romulo de Mello Dias - Secretary; Henri Philippe Reichstul - Director; Mauro Muratorio Not - Director; Romulo de Mello Dias- Director; Nelson Pacheco Sirotsky - Director; Ronnie Vaz Moreira - Director; Stefan Alexander - Director; Jorge Luiz de Barros Nobrega - Director.

Free translation of the original minutes.